                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                Amendment No. 2

                   Under the Securities Exchange Act of 1934

                          Dynamic Materials Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    267888105
           --------------------------------------------------------
                                 (CUSIP Number)

                         Gary S. Kohler, Vice President
                       Okabena Investment Services, Inc.
                              5140 Norwest Center
             90 South Seventh Street, Minneapolis, MN 55402-4139
                                 (612) 339-7151
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

                                 July 19, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 4 Pages

CUSIP No. 267888105
- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

     Okabena Partnership K. a Minnesota general partnership 41-1642281
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member
     of a Group
                                               (a)  / /
                                               (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds

     WC
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                         [ ]

- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     MN
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
Beneficially Owned                  Power              312,000   shares
by Each Reporting            --------------------------------------------------
Person With                   (8) Shared Voting
                                    Power                        shares
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              312,000   shares
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        shares
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     312,000 shares
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                              12.45%

- -------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     PN

                                Page 2 of 4 Pages

This second amendment to Schedule 13D is filed by and on behalf of Okabena Partnership K (the "Partnership") and amends the original Schedule 13D filed on June 27, 1990 and Amendment No. 1 filed June 18, 1996.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

              (c). The Reporting Person purchased 27,000 shares of Common Stock on July 19, 1996 at $5.81 per share and 5,000 shares on July 24 at $5.75 per share, in open market transactions, increasing its beneficial ownership to 320,000 shares (12.45%).




                                    Page 3 of 4 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: July 26, 1996                       OKABENA PARTNERSHIP K
                                          By: Okabena Investment Services, Inc.
                                              Its Managing Partner

                                          By:   /s/ Gary S. Kohler
                                             ----------------------------------
                                             Gary S. Kohler, Vice President




                                  Page 4 of 4 Pages